Exhibit 99.1

500.com Limited Malta-Based Subsidiary Temporarily Suspends Operations in Sweden

January 8, 2020

SHENZHEN, China, January 8, 2020 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), a leading online sports lottery service provider in China, today announced that the The Multi Group (“TMG”), a Malta-based subsidiary of the Company, has temporarily suspended its operations in Sweden as TMG did not complete the eGaming license renewal before its expiration.

TMG is in close communication with Sweden’s eGaming regulatory authority and expects to renew its license and resume operations in Sweden in mid-February 2020.

The Company expects that revenues from TMG during the first quarter of 2020 will be materially and adversely impacted by the temporary suspension of operations in Sweden. Revenue generated by TMG accounted for approximately 99.1% of the Company’s total net revenues during the third quarter of 2019, of which approximately 61.3% was generated from Sweden.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com